UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 6, 2017

Commission File Number 001-37651

Atlassian Corporation Plc
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of 2017 Annual General Meeting
On December 5, 2017, Atlassian Corporation Plc (the "Company") held its 2017 Annual General Meeting (“AGM”). At the AGM, sixteen resolutions, as set out in the Company’s Notice of Annual General Meeting dated October 26, 2017, were considered and acted upon. All sixteen resolutions were proposed and approved on a poll.
Each shareholder present in person, or by proxy, was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held. The total number of votes received for each resolution is set out below (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share). As of October 16, 2017, the voting record date, there were 97,589,876 Class A ordinary shares and 132,640,714 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the AGM.

	Resolutions	For	Against	Abstain
1.	To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2017 (the “Annual Report”).	1,397,853,336	230,343	139,072
2.	To approve the Directors’ Remuneration Report as set forth in the Annual Report.	1,387,305,214	57,114	10,860,423
3.	To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting.	1,398,130,825	42,297	49,629
4.	To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.	1,397,785,380	379,120	58,251
5.	To re-elect Shona L. Brown as a director of the Company.	1,398,063,580	51,995	107,176
6.	To re-elect Michael Cannon-Brookes as a director of the Company.	1,398,165,297	38,058	19,396
7.	To re-elect Scott Farquhar as a director of the Company.	1,397,213,554	989,101	20,096
8.	To re-elect Heather Mirjahangir Fernandez as a director of the Company.	1,397,773,207	342,838	106,706
9.	To re-elect Jay Parikh as a director of the Company.	1,398,045,774	106,057	70,920
10.	To re-elect Enrique Salem as a director of the Company.	1,397,744,912	381,088	96,751
11.	To re-elect Steven Sordello as a director of the Company.	1,397,837,390	275,919	109,442
12.	To re-elect Richard P. Wong as a director of the Company.	1,396,747,078	1,393,380	82,293
13.	To authorize the Company to make off-market purchases of up to 1,200,018 Class A ordinary shares for the purposes of, or pursuant to, an employee share scheme.	1,388,138,691	10,000,742	83,318
14.	To authorize the Company to buy back up to a maximum of 25,673 Class A ordinary shares pursuant to a Restricted Share Award Agreement.	1,365,655,477	28,993,768	3,573,506
15.	To authorize the directors to allot shares in the capital of the Company up to a maximum nominal amount of U.S. $500,000,000 for a period of five years.	1,364,088,581	33,544,250	589,920
16.	To approve the disapplication of statutory pre-emption rights for shares allotted under the authority granted by resolution 15.	1,362,835,970	35,203,330	183,451

Appointment of Certain Officers

Gene Liu has been appointed principal accounting officer of the Company, effective December 5, 2017. Since October 2017, Mr. Liu has been the Company’s corporate controller. From February 2014 to October 2017, Mr. Liu was the Company’s head of technical accounting and financial reporting. From 2002 to 2014, Mr. Liu worked for KPMG LLP in a variety of roles, including serving as director, transaction services from 2008 to 2014. Mr. Liu is a Certified Public Accountant in California and holds a Master in Business Administration from Columbia University and a Bachelor of Science in Business Administration from the University of California, Berkeley.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 6, 2017	Atlassian Corporation Plc

/S/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial Officer)